

August 19, 2011

Via E-mail
Robert A. Profusek, Esq.
Jones Day
222 E. 41st Street
New York, New York 10017

  Re: S1 Corporation
    Preliminary Proxy Statement on Schedule 14A
    Filed August 12, 2011 by ACI Worldwide, Inc.
    File No. 000-24931

Dear Mr. Profusek:

  We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the filing persons' disclosure.

  Please respond to this letter by amending the filing, by providing the requested information, or by advising us when the filing persons will provide the requested response. If you do not believe our comments apply to the filing persons' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. All defined terms used in this letter have the same meaning as in the proxy statement listed above unless otherwise indicated.

  After reviewing any amendments to the filing and the information provided in response to these comments, we may have additional comments.

General

1. Please relocate the language at the bottom of page iii to the first page of the proxy statement. Refer to Item 1(b) of Schedule 14A.

2. Please provide support for the following statements. To the extent such support exists, and if applicable, please update the disclosure to a date as current as practicable.

   • "We believe that the Proposed Fundtech Merger is in fact a transaction that results in a *radical restructuring* of the business, ownership and governance of S1, and thereby could be deemed to constitute *de facto* change in control of S1." (page 5,

> emphasis added) We note that existing S1 stockholders will hold approximately 55% of the outstanding shares of the combined company.
>
> - "ACI believes that the combined ACI and S1 contemplated by its proposal is superior to the Proposed Fundtech Merger notwithstanding the S1 Board's rejection of the ACI Merger Proposal because it provides greater and *more certain value* than the Proposed Fundtech Merger." (page 1, emphasis added). "The ACI Merger Proposal is a superior alternative…because it provides *significantly greater value…*" (page 15, emphasis added). We note that the consideration in the ACI Merger Proposal includes a fixed exchange ratio of 0.1064 ACI shares for each S1 share which may fluctuate such that the ultimate purchase price per share of S1 common stock in the proposed transaction between ACI and S1 is no more certain than the value which could be realized from the Proposed Fundtech Merger. Additionally, recent decreases in the price of ACI's common stock do not appear to support the $9.50 price referenced in the proxy statement. Please update such references to price to a date as current as practicable.
>
> - "ACI believes that it will obtain clearance under the HSR Act, although there necessarily can be no assurance with respect thereto." (page 4)
>
> Please do not use these or similar statements without providing a proper factual foundation for the statements. In addition, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as your opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that you express.

3. We note the discussion on page 4 regarding "deal certainty." With a view toward disclosure, please advise whether ACI would consummate a merger with S1 without completing confirmatory due diligence.

4. We note the disclosure on page 4 that "ACI urges the members of the S1 Board, *in accordance with their fiduciary duties*, to direct S1 to terminate the Fundtech Merger Agreement and enter into negotiations to finalize a merger agreement with ACI contemplated by the ACI Merger Proposal." Such statement appears to suggest that the S1 board would be acting in contravention of applicable law if it did not terminate the Fundtech Merger Agreement. Provide support for such statement. Address in your response the fact that the S1 board of directors had already rejected the ACI Merger Proposal based on the board's determination that pursuing discussions with ACI at the time was not in the best financial or strategic interests of S1 and its stockholders.

Voting Procedures, page 21

5.   While the proxy statement acknowledges that stockholders of S1 may vote "abstain" and that broker non-votes may occur, please revise the proxy statement to describe the treatment and effect of such abstentions and broker non-votes, including that a vote to abstain will have the same effect as a vote "against" the proposals set forth in the S1 proxy statement. Please refer to Item 21(b) of Schedule 14A.

6.   Given that ACI's solicitation against the Fundtech Merger Proposals is effectively a solicitation in favor of the ACI Merger Proposal, please tell us what consideration you gave to including pro forma financial statements in the proxy statement.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

·   the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions